SNIPP INTERACTIVE INC.

SNIPP LAUNCHES UNIQUE “DATA REWARDS” INCENTIVES; UTILIZED IN

PROMOTION WITH ANOTHER TOP AMERICAN TELECOMMUNICATIONS

CORPORATION

October 7th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has developed a unique new “data rewards” incentive product in conjunction with one of the four largest multinational telecommunications corporations in America.

Data Rewards are a brand new type of incentive program developed exclusively by Snipp on its industry-leading SnippRewards platform. As the name suggests, with Snipp Data Rewards, consumers receive free data packages they can apply towards their cellphone plans. Clients can use the incentives in conjunction with Snipp’s SnippCheck receipt processing solution or as standalones in programs.

This program with the telecommunications company was the first deployment of Snipp Data Rewards. Focusing on encouraging online-bill payments, authenticated subscribers were rewarded with points every time they paid their bills online. Points could then be exchanged for up to 1GB of data, which were automatically added to their accounts and remained valid for a full bill cycle.

According to Snipp CEO, Atul Sabharwal, “Data is a unique incentive with a high perception of value associated with it, particularly in this increasingly mobile-centric world of ours. Snipp is the only company that the ability to offer Free Data as an incentive for promotion programs. This is a cutting edge solution we developed for our client, but which can be easily reused for multiple further promotions with their permission.”

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.